As filed with the Securities and Exchange Commission on March 10, 2004

                                                    Registration No. 333-_______

      =====================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-2
                             REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933

                             TRANSBOTICS CORPORATION
                   -------------------------------------------
             (Exact name of Registrant as specified in its charter)

               DELAWARE                                     56-1460497
               --------                                     ----------
    (State or other jurisdiction of              (I.R.S. employer identification
    incorporation or organization)                           number)

                               3400 Latrobe Drive
                         Charlotte, North Carolina 28211
                                 (704) 362-1115
--------------------------------------------------------------------------------
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                                 CLAUDE IMBLEAU
                      President and Chief Executive Officer
                               3400 Latrobe Drive
                         Charlotte, North Carolina 28211
                                 (704) 362-1115
--------------------------------------------------------------------------------
 (Name, address, including zip code, and telephone number, including area code, of agent for service)

                                    Copy to:
                            Philip S. Chubb, Esquire
                         Shumaker, Loop & Kendrick, LLP
                             128 South Tryon Street
                                   Suite 1800
                         Charlotte, North Carolina 28202
                                 (704) 375-0057

Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement as determined by market conditions.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box: [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box: [ ]



                                         CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------------------------------
Title of Each                                   Proposed               Proposed
Class of                                         Maximum                Maximum             Amount of
Securities to            Amount to be          Offering Price          Aggregate          Registration
Be Registered             Registered            Per Unit(1)         Offering Price(1)         Fee (1)
--------------      ---------------------  ---------------------  ---------------------  ---------------

Common Stock,
$.01 par value            3,276,420               $.90                $2,948,778              $373.61
per share
--------------------------------------------------------------------------------------------------------
(1)  Determined in accordance with Rule 457(c) under the Securities Act of 1933 based on the average of the bid and asked price on the OTC Bulletin Board on March 2, 2004.



         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                             TRANSBOTICS CORPORATION


                        3,276,420 SHARES OF COMMON STOCK


     Transbotics Corporation (the "Company") is a supplier of automatic guided vehicles ("AGVs"), AGV systems and automation solutions in the material handling industry. AGVs are driverless, computer-controlled vehicles that are programmed to transport materials through designated pick-up and delivery routines within a particular facility (usually a manufacturing or distribution facility). We supply turnkey AGV systems to end users. We also sell vehicle control hardware, software, engineering services and other components to other manufacturers of AGVs and AGV systems, both directly and as a subcontractor. Our AGV systems, products and services have been used in a variety of industries, including textiles, automotive, entertainment, newspaper publishing and electronics. Our principal executive offices are located at 3400 Latrobe Drive, Charlotte, North Carolina 28211, and our telephone number is (704) 362-1115.

     The persons and entities listed in this prospectus, whom we refer to as the "selling stockholders," may use this prospectus to offer and sell up to 3,276,420 shares of our common stock from time to time, which includes 750,000 shares that are issuable on conversion of currently outstanding promissory notes of the Company. We are registering these shares for offer and sale as required under the terms of a registration rights agreement between the selling stockholders and us. Our registration of the offered shares does not mean that any of the selling stockholders will offer or sell any of the shares. We will receive no proceeds of any sales of the offered shares by the selling stockholders, but we will incur expenses in connection with the offering.

     The selling stockholders may sell the offered shares in public or private transactions, on or off the OTC Bulletin Board, at prevailing market prices or at privately negotiated prices. The selling stockholders may sell the offered shares directly or through agents or broker-dealers acting as principal or agent.

     Our shares of common stock are listed on the OTC Bulletin Board under the symbol "TNSB." On March 2, 2004, the last reported sales price of our common stock on the OTC Bulletin Board was $.90 per share.

     Investing in our common stock involves risk. See "Risk Factors" on page 4 of this prospectus.



     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities, or determined if this prospectus is truthful or complete.
            Any representation to the contrary is a criminal offense.


             The date of this prospectus is ______________ __, 2004

                                        .

                                TABLE OF CONTENTS

SECTION                                                                     PAGE

ABOUT THIS PROSPECTUS..........................................................3
RISK FACTORS...................................................................4
   Dependence upon Major Customers and Large, Irregular Orders.................4
   Unpredictable Profitability.................................................4
   Liquidity and Capital Resources.............................................4
   Uncertain Working Capital Requirements......................................4
   Possible Going Private Transaction..........................................4
   Economic Conditions.........................................................4
   Dependence upon Management..................................................4
   Untested Vehicle Assembly Operations........................................4
   Dependence upon Principal Products and Suppliers............................5
   Competition and Technological Change........................................5
   Undeveloped and Limited Market..............................................5
   Patents and Proprietary Information.........................................5
   Market for the Common Stock.................................................5
   Shares Eligible for Future Sale.............................................5
   Exchange Rate Fluctuations..................................................6

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS.....................6
DESCRIPTION OF OUR BUSINESS....................................................6
   General.....................................................................6
   Strategy....................................................................7
   Automatic Guided Vehicle Systems............................................7
   The License Agreement.......................................................8
   Customers...................................................................8
   Marketing...................................................................9
   Backlog.....................................................................9
   Patents and Proprietary Information.........................................9
   Research and Development....................................................9
   Inventory...................................................................9
   Competition.................................................................0
   Employees...................................................................0

MANAGEMENT.....................................................................0
   Directors and Executive Officers............................................0
   Board of Directors..........................................................1
   Audit Committee.............................................................2
   Compensation Committee......................................................2
   Nominating Committee Function of the Board of Directors.....................3
   Stockholder Communications with Directors...................................4
   Security Ownership of Management and Others.................................4

EXECUTIVE COMPENSATION.........................................................5
   Compensation For Officers...................................................5

   Employment Contracts........................................................5
   Stock Options...............................................................5
   Compensation of Directors...................................................6

CERTAIN TRANSACTIONS...........................................................6
MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS....................6
   Equity Compensation Plan Information........................................7

WHERE YOU CAN FIND ADDITIONAL INFORMATION......................................8
DOCUMENTS INCORPORATED BY REFERENCE............................................8
USE OF PROCEEDS................................................................9
SELLING STOCKHOLDERS...........................................................9
PLAN OF DISTRIBUTION...........................................................0
DESCRIPTION OF OUR COMMON STOCK................................................1
   Common Stock................................................................1
   Preferred Stock.............................................................2
   Transfer Agent..............................................................2

INDEMNIFICATION FOR SECURITIES ACT LIABILITIES.................................2
LEGAL OPINION..................................................................3
EXPERTS........................................................................3
INFORMATION NOT REQUIRED IN PROSPECTUS.........................................1
   Item 14.  Other Expenses of Issuance and Distribution.......................1
   Item 15.  Indemnification of Officers and Directors.........................1
   Item 16.  Exhibits..........................................................1
   Item 17.  Undertakings......................................................4

SIGNATURES.....................................................................5
EXHIBIT INDEX..................................................................6

                              ABOUT THIS PROSPECTUS

         We have not authorized anyone to provide you with different or inconsistent information from that contained in this prospectus and the documents incorporated herein by reference. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information in this prospectus is accurate only as of the date hereof and that the documents incorporated herein by reference are accurate only as of the date that such documents were filed with the SEC. Our business, financial condition, results of operations and prospects may have changed since these dates. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any securities other than the shares of common stock offered hereby, or an offer to sell, or a solicitation of an offer to buy, such shares in any jurisdiction in which, or to any person to whom, such offer or solicitation would be unlawful.

         This prospectus and the documents incorporated herein by reference summarize material provisions of certain contracts and other documents. These are summaries only, and you may wish to review the full text of those documents for a full understanding of their terms and conditions.

         Unless otherwise indicated or unless the context requires otherwise, all references in this prospectus to "the Company," "we," "us," "our" and similar references mean Transbotics Corporation.

                                  RISK FACTORS


         Prospective investors should carefully consider the following factors, in addition to the other information in this prospectus, before purchasing our shares.

         Dependence upon Major Customers and Large, Irregular Orders. A substantial portion of our business in any given year is derived from a limited number of customers, although the identity of those customers varies somewhat from year to year. For the fiscal year ended November 30, 2003, orders from our three largest customers accounted for 17.9%, 9.8% and 6.8% of our net revenues. For fiscal 2002, orders from our three largest customers accounted for 9.9%, 8.2% and 7.0% of our net revenues. For fiscal 2001, orders from our three largest customers accounted for 15.8%, 11.2% and 10.4% of our net revenues.

         Unpredictable Profitability. For the year ended November 30, 2003, we generated net income of $116,129. For the year ended November 30, 2002, we had a net loss of $276,112, and in 2001 we had net income of $580,871, of which $581,023 was related to a net gain on sale of real property. There can be no assurance that we will be profitable in the future. In addition, due to the long sales cycle involved, uncertainties in timing of projects and the large dollar amount of a typical project, we have experienced, and expect to continue to experience, substantial fluctuations in quarterly and annual results of operations.

         Liquidity and Capital Resources. Prior to 2003, we suffered operating losses. This left us with a poor equity position and negative working capital prior to raising additional equity and long term debt in September of 2003. Due to the prior losses, our financing options are limited. This issue raises doubt about our ability to continue as a going concern. In September of 2003, we sold common stock and issued subordinated convertible notes for total proceeds of $600,000. In addition, in January 2004 we entered into a contract with a new customer for approximately $2,000,000 of goods and services. These factors, combined with increased profitability in 2003, help mitigate but do not remove the doubt about our ability to continue as a going concern.

         Uncertain Working Capital Requirements. We sell our products and services primarily in "projects" or as standard items. Our backlog currently includes several large projects, each of which requires considerable working capital. We are depending upon receipt of milestone payments from such customers on a timely basis to generate sufficient working capital to timely complete all such projects without extension of payment terms by our suppliers. We believe that such proceeds, combined with other sources of funds, will be sufficient to fund our working capital requirements, as well as other planned uses of funds, through fiscal 2004. There can be no assurance, however, that growth in our backlog or other factors will not cause our working capital requirements to increase beyond current plans. In such a case, we would require additional external financing. There can be no assurance that external financing would be available in such circumstances on terms acceptable to us.

         Possible Going Private Transaction. We have considered and in the future may consider the possibility or feasibility of going private to reduce operating expenses. This would involve the cessation of our filing periodic reports with the SEC under the Securities Exchange Act of 1934, as amended. Our current expenses relating to being a public reporting company are approximately $200,000 annually. We have no current plans to initiate a going private transaction. If we elected to pursue a going private transaction in the future, such transaction could force you to sell your shares back to us at a price determined by our Board of Directors to be a fair price for the shares. If you remained as a stockholder, less information about our business and operations would be available to you, and there would likely be little if any trading market for our shares.

         Economic Conditions. A majority of our products and services are and will continue to be provided to industrial concerns. The capital goods sector of the economy is cyclical. Accordingly, our results of operations and business outlook are susceptible to changes in economic conditions in the United States and elsewhere, particularly with respect to the automotive, newspaper publishing and food & beverage industries.

         Dependence upon Management. We are substantially dependent upon the personal efforts and skills of Mr. Claude Imbleau and Mr. Tommy Hessler. Although we have an employment agreement with Mr. Imbleau, it may be terminated by him as well as by us effective March 1, 2005. Our operations also depend upon the efforts, ability and experience of certain of our other executive officers, all of whom are employed without contracts. The loss, incapacity of unavailability of Mr. Imbleau and/or Mr. Hessler or such other key personnel for any reason could have a material adverse effect on our results of operations.

         Untested Vehicle Assembly Operations. Until 2001, we subcontracted the production and final assembly of all vehicles for our OEM requirements. We have now brought in-house substantially all such work required for producing automatic guide vehicles. We have experienced delays in performing such work if the vehicles are a new design. Consequently, our ability to manufacture new vehicle types and produce vehicles in volume is still untested. There can be no assurance that our vehicle assembly operations can be developed so as to operate in a timely manner and within applicable cost and quality criteria. Failure to manage vehicle assembly operations properly would have material adverse consequences for our business.

         Dependence upon Principal Products and Suppliers. We market a variety of products and services that incorporate technologies obtained from European sources. For the fiscal year ended November 30, 2003, we purchased $615,644 of products from Danaher Motion Saro AB of Sweden. Many of our products also incorporate technologies supplied by Sauer Danfoss. Moreover, we derive substantial revenues from the sale of engineering and other services relating to products supplied by others. Our success is thus dependent upon our ability to obtain products from suppliers on a timely basis. Although we have entered into a written agreement with Danaher Motion for the supply of products, there can be no assurance that Danaher Motion will continue to fulfill its obligations under this agreement or that this agreement will be renewed. If products become unavailable from Danaher Motion, then we might not be able to find alternative sources of supply, or if such sources of supply were available, they might not be available on terms acceptable to us.

         Competition and Technological Change. The factory automation industry is highly competitive, and technologies are changing rapidly. We believe that the flexibility of our control technology is a competitive advantage compared to the offerings of competitors that produce controls and vehicles for use in their own AGV systems. There can be no assurance that this competitive advantage will continue. While we endeavor continually to improve and upgrade our product and service offerings, there can be no assurance that other firms having greater financial resources for research, development and marketing will not develop products that have characteristics superior to our products or that render our products obsolete.

         Undeveloped and Limited Market. We derive most of our net revenues from the sale of AGV systems in a market that has not expanded in the last decade. Although we are attempting to increase our revenues and net income, principally by increasing our product line and customer base, this growth is primarily dependent upon the expansion of the automatic guided vehicle market. There can be no assurance that the demand for vehicles will increase or that we will be successful in expanding the market for our AGV system products and services.

         Patents and Proprietary Information. We rely on a number of patents derived from our license agreement with Danaher Motion with respect to its technologies and will file patent applications with respect to any newly developed technologies if we deem such filings appropriate. While we believe that patents may be of benefit in preventing others from replicating its products, such patents most likely will not prevent others from developing competitive products. We rely less upon our patents than we do upon unpatented proprietary know-how and our company-wide confidentiality policy. There can be no assurance that other firms will not develop substantially equivalent proprietary information or otherwise obtain access to our know-how. Furthermore, the proprietary value of our AGV system products and services could be lost through acts or omissions of Danaher Motion in the protection of its intellectual property or in its dealings with customers and other licensees. It is also possible that others may hold or obtain patents that are or would be infringed by our current or future products. In this event, we would be required either to modify our products so as to be non-infringing or to obtain licenses from the patent holders. There can be no assurance that we would be able successfully to make such modifications or obtain such licenses upon acceptable terms.

         Market for the Common Stock. Our common stock is traded on OTC Bulletin Board. Since January 1, 2002, the market price of the common stock has ranged from a low bid price of approximately $0.05 (during the 2nd quarter of 2003) to a high bid price of $1.04 (during the 4th quarter of 2003). In addition, through February 2004, the daily trading volume for our common stock, as reported by OTC Bulletin Board, has ranged from a low of zero shares to a high of approximately 32,000 shares. No assurance can be given that an active trading market for our common stock can be developed or sustained.

         Shares Eligible for Future Sale. Approximately 2,351,920, or 49.1%, of our 4,786,451 shares of common stock outstanding are "restricted securities", as this term is defined in Rule 144 under the Securities Act ("Rule 144"), 1,151,920 of which have been held for more than one year. In addition, 750,000 shares of restricted common stock are issuable upon conversion of $300,000 of our outstanding promissory notes that are convertible to common stock at a conversion price of $0.40 per share. In general, under Rule 144, a person (or persons whose shares are aggregated) who has satisfied a one-year holding period, under certain circumstances, may sell within any three-month period a number of "restricted securities" that does not exceed the greater of one percent of the then-outstanding common shares or the average weekly trading volume during the four calendar weeks prior to such sale. In addition, 3,276,420 of our shares, including shares issuable upon conversion of the notes, may be resold without any volume limit pursuant to this prospectus. See "SELLING STOCKHOLDERS." The availability for sale, or actual sale, of shares of our common stock may have an adverse effect on the market price of the common stock.

          Exchange Rate Fluctuations. Our purchases of products and services in foreign countries are paid for, to some extent, in foreign currencies.
Fluctuations in the rate of exchange between the U.S. dollar and any such foreign currency affect our net income and stockholders' equity. Although some of this risk may be hedged at times, there can be no assurance that appropriate hedging strategies will be available on satisfactory terms or, if available on such terms, that they will be utilized fully and successfully.

         Other important factors may be identified in documents filed by us with the SEC after the date hereof, including factors identified under the headings "Description of the Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."


           CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

         We have made or incorporated by reference in this prospectus statements that constitute "forward-looking statements" as that term is defined in the federal securities laws. When we use words such as "believe," "expect," "anticipate," "estimate" or similar expressions, we are making forward-looking statements. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties. Our expected results may not be achieved, and actual results may differ materially from our expectations. This may be a result of various factors, including, but not limited to the risk factors identified above. We assume no obligation to update or revise any forward-looking statements or to update the reasons why actual results could differ from those projected in any forward-looking statements.


                           DESCRIPTION OF OUR BUSINESS

General

         Transbotics Corporation (the "Company") was founded in 1982 as the North American affiliate of Netzler & Dahlgren Co. AB ("Netzler & Dahlgren"), now Danaher Motion Saro AB ("Danaher"), a Swedish company, to acquire or license control technologies and products for Automatic Guided Vehicles ("AGVs") and to enhance, modify, and otherwise adapt them for use by customers in North America. AGVs are driverless, computer-controlled vehicles that are programmed to transport materials through designated pickup and delivery routines within a particular facility (usually a manufacturing or distribution facility) and to transmit information concerning system status, inventory tracking and system controls to a system controller.

         On March 28, 1990, the Company successfully completed its initial public offering netting $1,996,598 to improve its financial position for potential growth opportunities. On November 30, 2000, the Company's license agreement with Netzler & Dahlgren was modified to allow the Company to pursue end user AGV business world wide on a non-exclusive basis. In 2001, the Company started doing business under the name Transbotics Corporation and officially changed its corporate name from NDC Automation, Inc. through charter amendment in 2002.

         The Company's current core business is to be a supplier of Automatic Guided Vehicle systems ("AGV systems") and automation solutions in the material handling industry. The Company also sells vehicle controls hardware, software, engineering services and other components that are incorporated by original equipment manufacturers ("OEMs") into AGVs and AGV systems.

         The Company's AGV system products and services have been used in a variety of industries, including textiles, automotive, entertainment, newspaper publishing and electronics. These control products are designed to be of such general applicability as to be incorporated into many kinds of material handling vehicles. Consequently, they are used not only in custom-designed AGV vehicles and systems, but also to automate conventional material handling equipment such as forklifts and pallet jacks.

         The Company markets a laser guidance AGV control system, Lazerway(TM), which is viewed by management as superior to the traditional "wire guidepath" technology or other non-wire technologies for controlling the direction of an AGV. The laser technology permits the end user to alter the guidepaths of AGVs without changes in the user's facility. For further information regarding AGVs, see "AUTOMATED GUIDED VEHICLE SYSTEMS" below.

         The Company supplies turnkey AGV systems to end users. The Company's market approach also includes selling its hardware, software and engineering services to OEM customers (i.e., manufacturers of AGV systems, AGVs and other vehicles that can be equipped for automation to fit the end-users' need). The Company sells such products and services to such OEM customers both directly and as a subcontractor. In 2003, sales of AGV related systems products and services accounted for almost all of the Company's net revenues, as it did in 2002.

         The Company's principal office is located at 3400 Latrobe Drive, Charlotte, North Carolina, 28211, and its telephone number is (704) 362-1115.

Strategy

         The Company's current business objective and strategy is to strengthen its core business through active marketing, distribution, installation and support of material handling automation solutions utilizing AGV system control technology, engineering and related products.

         The Company's strategy is to increase awareness of its AGVS technology and system capabilities among end users as well as creating new relationships with AGVS suppliers and system suppliers that would be qualified to distribute the products or systems to end users. As part of the strategy, the Company intends to pursue potential niche markets of end users. The geographical focus of the Company's core business is North America.

         The Company will continue to review its strategy as it monitors the market, competition and growth opportunities for its products. Results of such reviews may affect the above strategies. There can be no assurance, that any of the above strategies or future strategies will meet management's objectives for success or growth.

Automatic Guided Vehicle Systems

         AGVs are driverless, computer-controlled vehicles that are programmed to transport materials through designated pickup and delivery routines within a particular facility (usually a manufacturing or distribution facility) and to transmit system status, inventory tracking and control and other information. In many manufacturing and distribution processes, material handling needs are met by roller tables, conveyors, manually operated vehicles and other conventional methods. The AGVs can be rerouted within the constraints imposed by the particular system. The Company's AGV system products and services have been used in a variety of manufacturing and distribution industries, including warehousing, textiles, newspaper publishing and electronics.

         The vehicles can be made to move and stop, load and unload, and perform other functions. The AGVs load handling equipment is adapted to the type and weight of the material that it handles and may consist of a roller table, forklift, mechanical arm or other device. The vehicle's wheel and drive configurations vary, depending upon the degree of maneuverability required within the manufacturing or distribution facility.

         Automatic guided vehicles can be guided between pick-up and delivery points by several methods. The traditional method is an inductive loop, called a wire guidepath, which is embedded in the floor of the facility when the AGV system is installed. The vehicles in an AGV system are equipped with a sensor and guidance equipment that cause them to follow the guidepath. Because the installation of a wire guidepath requires cutting a channel in the floor of the facility, the wire guidepath method makes rerouting of AGVs less flexible. Moreover, this method of installation of the system makes it inappropriate for clean room environments and certain other applications.

         Vehicle guidance based on laser technology eliminates the need for extensive facility reconfiguration upon installation. The laser guidance technology employs a rotating laser beam emitted from a vehicle to sweep the room and calculate angles to detected reflectors. The data gathered in this manner is used by the vehicle's computer to determine its location and progress towards its destination. The vehicle can be rerouted remotely by computer. Management believes that laser guidance is superior to traditional technology because it permits the end user to alter the designated routines of AGVs without extensive reconfiguration of the facility.

         The end users of AGV systems typically are businesses that need to move objects by vehicle within a single manufacturing or distribution facility. For example: 1) A leading car manufacturer transports engines in its production facility with AGVs. 2) A significant number of newspapers use AGV systems incorporating the Company's products to move paper rolls and finished editions through their printing plants.

         The Company offers over 20 standard items of equipment and over 10 standard software products with multiple options to its customers. In certain instances customers incorporate Company products into their own AGV systems for sale to end users. These control products are designed to be of such general applicability as to be useful in many kinds of material handling vehicles. Consequently, they are used not only in custom-designed AGV vehicles and systems, but also to upgrade conventional material handling equipment such as forklifts and pallet jacks.

         AGV systems can be custom-designed by the Company, system houses and OEMs, and occasionally by end users, to satisfy the material handling needs of an end user's facilities. The more complex AGV systems perform several functions and are controlled by highly sophisticated computer software. These systems track and maintain the flow of materials through an entire manufacturing or distribution process. In doing so, they use numerous vehicles to move parts and assemblies through the various operations necessary to produce the finished product. The AGV system's own computers provide host production computers with the information necessary for management to make real-time production decisions.

The License Agreement

         The Company's AGV system products and services incorporate technology licensed by, and products purchased from Danaher Motion Saro AB , Saro, Sweden ( "Danaher"), formerly Netzler & Dahlgren, as well as technology that it has acquired or developed itself. Prior to November 30, 2000 the Company operated under a Master License Agreement ("MLA") dated December 1, 1987, as restated November 30, 1995, in which the Company received from Danaher AGV technology, hardware, software, know-how and consulting services. The Master License Agreement provided the Company the sole rights to commercially and technically utilize, apply and sub-license Danaher's AGV system control technology and to sell its AGV system products in North America to OEMs who manufacture vehicles in North America. The MLA, however, provided that other Danaher licensees that manufactured vehicles outside of North America could sell complete AGVs equipped with Danaher controls to customers in North America. Danaher itself does not sell standard or custom vehicle frames for AGVs.

         On November 30, 2000, the Company renegotiated its license agreement with Danaher. The new agreement, dated November 30, 2000, expanded the scope and territory of the Company's rights to permit the Company to sell to end-users on a worldwide basis, and continues its rights to sub-license the technology to OEM's in North America but on a non-exclusive basis. The 2000 license agreement continues to allow the Company to distribute the Danaher laser technology as described above in North America. The agreement's term extends to December 1, 2010 and is subject to automatic two year extensions unless and until either party, in compliance with certain procedures, notifies the other of its intention to terminate the agreement. It provides for payment of a 10% royalty on sub-license fees received by the Company with respect to AGV system technology. It also provides that the Company has the right to purchase Danaher products at prices determined annually. Royalties are due 30 days following receipt of payment by the Company. During the fiscal year ended November 30, 2003, the Company incurred no royalties to Danaher with respect to technology sub-licenses and purchased an aggregate of $615,644 of hardware, software and engineering consulting services from Danaher.

Customers

         A substantial portion of the Company's business in any given year is derived from a limited number of customers, although the identity of those customers varies somewhat from year to year. For the fiscal year ended November 30, 2003, orders from the three largest customers accounted for 17.9%, 9.8% and 6.8% of the Company's net revenues. For fiscal 2002, orders from the three largest customers accounted for 9.9%, 8.2% and 7.0% of the Company's net revenues. For fiscal 2001, orders from the three largest customers accounted for 15.8%, 11.2% and 10.4% of the Company's net revenues.

         End users of the Company's products and services are reached generally by the Company's direct sales and sales to system suppliers and OEMs.

         The Company sold products to over ten system supplier and OEM customers in 2003 that acquired the Company's products under various types of agreements. Depending on the terms of such agreements, the system supplier can typically obtain hardware, software and access the Company's specific AGV system know-how.

         AGV system products and services sold to system suppliers, OEMs and Danaher as a group accounted for approximately 32%, 16% and 31% of the Company's net revenues in the fiscal years ended November 30, 2003, 2002 and 2001 respectively. For the fiscal year ended November 30, 2003, such customers accounted for approximately $1,350,000 in net revenues.

         The Company also sold in 2003 its AGV system products and services directly to end users to incorporate such components and equipment into AGV systems suitable for their particular needs. AGV system products and services sold directly to end users accounted for approximately 68%, 84% and 69% of the Company's net revenues in the fiscal years ended November 30, 2003, 2002 and 2001, respectively.

Marketing

         The Company's marketing strategy and goal is to promote the advantages of its automation solutions using AGV control technology for automated transport material handling, particularly the Lazerway(TM) system. The Company's sales and distribution efforts are directed toward end users as well as OEM customers, and system suppliers. In its approach to certain prospective end user customers, the Company will offer a teamed technology arrangement. In such an arrangement, the Company will work with its OEM customer to integrate the Company's products and services with their equipment. The goal is to fashion a material movement system that will satisfy the end user's particular needs. Such technology once installed can be maintained by factory floor technicians. The Danaher technology has been used in more than 1000 AGV systems with over 7,000 vehicles (composed of as few as one vehicle and as many as 50 vehicles). In its approach to certain prospective end user customers, the Company will offer a teamed technology arrangement, the Company will work with its OEM customer to integrate the Company's products and services with their equipment.

         The Company's marketing program is led by its President, its Executive Vice President, and marketing director, while the salespersons are responsible for developing direct relationships with end users, system suppliers, OEMs, and distributors. The Company attends the major trade shows held by the materials handling industry and advertises in various industry publications.

         The bidding process takes, on average, three months to one year for completion. The design, manufacture and installation of AGV systems utilizing the Company's products and services require an additional six to twelve months.

Backlog

         Backlog consists of all amounts contracted to be paid by customers but not yet recognized as net revenues by the Company. At November 30, 2003, the Company had a backlog of approximately $1,550,000 compared to $1,040,000 total backlog one year earlier. Substantial fluctuations in backlog are considered normal due to the size of AGV system contracts.

Patents and Proprietary Information

         Product developments sponsored and funded by the Company are the property of the Company and may be patented by the Company. The Company owns and licenses various patents and trademarks with varying expiration dates.

         Management believes that the Company's know-how ability to modify and adapt its products to changing applications is just as significant to the maintenance of its competitive position as is the protection afforded by its patent and trademark rights.

Research and Development

         The Company's research and development activities are designed to complement existing products and services and not to innovate radically different technologies. Management relies upon Danaher to innovate new technology to which the Company is entitled according to the terms of the License Agreement but relies on itself for AGV vehicle designs and integration.

         The Company spent $241,175 for research and development in fiscal 2003, compared to $133,365 and $80,562 in fiscal 2002 and 2001, respectively.

Inventory

         The Company purchases considerable amounts of hardware and software from Danaher. The lead time required for such purchases averages approximately sixteen weeks. Other manufactured products inventoried by the Company require similar lead times. Due to the long lead times required, a general increase in the volume of business can require increases in inventory levels.

Competition

         The material handling industry is highly competitive, and technologies are being continuously developed or improved. The Company is a supplier of AGV systems worldwide and a supplier in North America of AGV system control technology, products and services designed to be incorporated into vehicles manufactured by others.

         While the Company endeavors continually to improve and upgrade its product and service offerings, there can be no assurance that other firms having greater financial resources for research, development and marketing will not develop products with characteristics superior to the Company's products or that render the Company's products obsolete.

         The Company faces less competition from non-OEM companies supplying AGV control technology than from OEMs who offer turnkey AGV systems based on their own proprietary AGVS technology. The Company has yet to convert such major OEMs from their own AGVS technology to the Company's technology. Accordingly, the Company's primary focus is providing turn-key systems to end users in the market place. Presently there are approximately 10 companies offering AGV solutions in the market place.

         The terms of the License Agreement with Danaher do not prohibit its licensees from entering the North American market or Danaher from signing up new licensees in North America to compete with the Company and its sub-licensees or to supply completed AGVs to the Company's sub-licensees. During the past years the Company noted an increased presence of such foreign licensees in the North American market compared to prior years. Management presently believes this trend may continue and could be a material threat to the Company's current and potential revenues.


Employees

         The Company presently employs 25 persons full-time. None of the Company's employees is a party to a collective bargaining agreement. The Company considers its employee relations to be good.


                                   MANAGEMENT

Directors and Executive Officers

         The following table sets forth the names and ages of the Company's Directors and executive officers and the positions they hold with the Company.



Name                                              Age           Positions with the Company

D. Bruce Wise (1)                                 67            Chairman of the Board
Claude Imbleau                                    46            President, Chief Executive Officer,
                                                                 Treasurer, Chief Financial Officer, Director
John H. Robison (1)                               73            Director
Edward H. Gross (1) (2)                           60            Director
Richard D. Schofield (1)(2)(3)                    67            Director
Raymond O. Gibson(1)(2)(3)                        63            Director
Tommy Hessler(4)                                  41            Executive Vice President, Secretary


(1) Member of Compensation Committee
(2) Member of Audit Committee
(3) Mr. Schofield and Mr. Gibson will be retiring from the Board at the Company's 2004 Annual Meeting.
(4) Mr. Hessler is a new nominee for election as a director.

         D. Bruce Wise has been the Chairman of the Board of Directors of the Company since May 10, 2001. He recently retired as Chief Executive Officer of Integrated Technologies Group, Ltd. ("ITG"). Mr. Wise entered the material handling industry in 1978 and held various executive positions before joining ITG in 1994. Mr. Wise is the immediate past Executive Chairman, Material Handling Industry of America, past Chairman, Material Handling Industry of America and Roundtable of Industry Leaders, and past Chairman, Material Handling Institute. In addition, he is on the board of the Material Handling Education Foundation, The Board of Event Planning International Corporation, and serves on the Editorial Advisory Board of Modern Materials Handling magazine.

         Claude Imbleau has been a director and the President and CEO of the Company since March 2, 2001 and has served as Comptroller and Chief Accounting officer since January 1987, Chief Financial Officer since 1992 and Treasurer since 1993. Mr. Imbleau started with the Company in January 1984 and has served in various other executive capacities prior to appointment to his current position.

         John H. Robison has been a director of the Company since September 2003. Mr. Robison is the present Chairman and Executive Officer of UVEST Financial Services Group, Inc. UVEST provides financial services to the bank and credit union market place, including brokerage services, insurance, trust, cash management and mortgage services.

         Edward H. Gross has been a director of the Company since December 2003 and is acting as the financial expert of the audit committee. From 1994 to 2002, Mr. Gross was Executive Vice President, Chief Financial Officer, and Chief Administrative Officer of Baker & Taylor, Inc., an over one billion dollars in revenue international distributor of books/information services and entertainment products to libraries, bookstores, Internet resellers, and video and audio retailers. He was Senior Vice President and Chief Financial Officer of that firm from 1992 to 1994. Mr. Gross held various divisional and group financial positions with W.R Grace & Co. from 1973 to 1992.

         Tommy Hessler has been nominated for election as a director and has served as Secretary of the Company since January 2003 and as Executive Vice President of the Company since May 2001. Mr. Hessler joined the Company in October 2000 as the engineering manager for the Company. Mr. Hessler began his career with Netzler & Dahlgren in 1986 and shortly thereafter was transferred to NDCT Australia PTY Ltd. Mr. Hessler held various executive positions with and was President of NDCT Australia PTY Ltd prior to accepting his position with the Company.

         Richard D. Schofield will be retiring as a Director at the Company's 2004 annual meeting. Mr. Schofield has been a director of the Company since May 1994 and was an IBM Branch Office Manager, Greater New York Regional Manager and also Manager of Field Support for IBM World Trade, Americas/Far East prior to his retirement from IBM. He also held various other positions during his IBM career from April 1967 to April 1987.

         Raymond O. Gibson is also retiring from serving on the board at the time of the annual meeting. Mr. Gibson has been a director of the Company since February 1999. From 1997 to 2000. Mr. Gibson was VP Operations of Terion, Inc., a start up wireless communications company. From 1994 to 1997 Mr. Gibson was president and COO of Dinaco, Inc., a management services company that provides point-of-sale marketing products. Mr. Gibson also held various executive positions at American Express prior to 1994.

Board of Directors

         The Company's business, property and affairs are managed by or under the direction of the Board of Directors pursuant to the Delaware General Corporation Law and the Company's By-laws. The Board of Directors currently consists of six members, including the following five independent directors: Mr. Bruce Wise, Mr. Gross, Mr. Schofield, Mr. Gibson and Mr. Robison. The proposed board composition would have five directors with three independent directors, Mr. Wise, Mr. Gross and Mr. Robison.

         The Board has two standing committees, an Audit Committee and a Compensation Committee. The Company currently has no standing Nominating Committee because it has determined that the entire Board of Directors itself will adequately serve the function of a Nominating Committee.

         The Board has determined that all of the current directors other than Mr. Imbleau and all of the proposed directors other than Mr. Imbleau and Mr. Hessler are 'independent' under the recently adopted independence standards of NASDAQ. The Board has also determined that the current members of the Audit Committee are also 'independent' under the standards of Rule 10A-3 under the Securities Exchange Act of 1934 and that the proposed members of the Audit Committee after the 2004 Annual Meeting (Messrs. Gross and Wise) also satisfy these Rule 10A-3 independence requirements.

         Directors are generally elected to serve for a term of one year or until their successors shall have been elected. Officers of the Company are appointed by the Board of Directors to hold office until the first meeting of the Board of Directors following the next annual meeting of stockholders and until their successors are appointed unless earlier removed.

         During the fiscal year 2003, there were nine regular meetings of the Board of Directors of the Company. During this period each director attended all of the meetings of the Board of Directors of the Company and each committee of which he was a member.

Audit Committee

         The Audit Committee during 2003 was comprised of Messrs. Gibson, Schofield and, since December 2003, Mr. Gross. Each of the members of the Audit Committee operates under a written charter adopted by the Board of Directors which was included in the proxy statement of March 18, 2001 Appendix A.

Review of the Company's Audited Financial Statements for the Fiscal Year ended November 30, 2003

-- The Audit Committee has reviewed and discussed the audited financial statements of the Company for the fiscal year ended November 30, 2003 with the Company's management. The Audit Committee has discussed with McGladrey & Pullen LLP, the Company's independent public accountants, the matters required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees).

-- The Audit Committee has also received the written disclosures and the letter from McGladrey & Pullen LLP required by Independence Standards Board Standard No. 1 (Independence Discussion with Audit Committees) and the Audit Committee has discussed the independence of McGladrey & Pullen LLP with that firm.

-- Based on the Audit Committee's review and discussions noted above, the Audit Committee recommended to the Board of Directors that the Company's audited financial statements be included in the Company's Annual Report on Form 10-KSB for the fiscal year ended November 30, 2003 for filing with the SEC.

--   Submitted by:     Richard D. Schofield
                       Raymond O. Gibson
                       Edward H. Gross


         The Audit Committee met four times in fiscal year 2003. The function of the Audit Committee is to recommend the appointment of the Company's independent auditors, determine the scope of the annual audit to be made, review the conclusions of such auditors and report the findings and recommendations thereof to the Board, review with the Company's auditors the adequacy of the Company's system of internal controls and procedures and the role of management in connection therewith, oversee litigation in which the Company is involved, review transactions between the Company and its officers, directors and principal stockholders, monitor the Company's practices and programs with respect to public interest issues and perform such other duties and undertake such other responsibilities as the Board from time to time may determine.

         The Board has determined that Edward H. Gross is an "audit committee financial expert", as that term is defined in Item 401(e) of the SEC's Regulation S-B, and "independent" for purposes of recently adopted NASDAQ listing standards and the standards under Rule 10A-3 under the Securities Exchange Act of 1934.

         Mr. Schofield and Mr. Gibson will be retiring as directors and members of the Audit Committee as of the 2004 Annual Meeting. The Board intends to appoint Mr. Wise to the Audit Committee as their replacement, after which time the Audit Committee will consist of Mr. Gross and Mr. Wise.

Compensation Committee

         The Compensation Committee during 2003 was comprised of Messrs. Schofield and Gibson. The Compensation Committee held four meetings in fiscal 2003. The Compensation Committee exercises the authority of the Board of Directors with respect to reviewing and determining compensation, non-cash perquisites and all other benefits granted to the principal officers of the Company which are not available to other employees, authorizing payment of bonuses otherwise than under an employee benefit plan and establishing the guidelines for and administering all employee stock option plans.

Nominating Committee Function of the Board of Directors

         The entire Board of Directors fulfills the functions of a nominating committee. The Board has determined that such functions can adequately be performed by the entire Board and that a separate nominating committee is not necessary. With the exception of Mr. Imbleau, all of the directors are "independent" under the recently adopted listing standards of NASDAQ.

         In so functioning as a nominating committee, the responsibilities of the Board include identifying and evaluating prospective nominees for director and periodically reviewing the performance of the Board and its members and determining the number, function and composition of the Board's committees.

         The Board believes that it should be comprised of directors with varied, complementary backgrounds, and that directors should, at a minimum, have expertise that may be useful to the Company. Directors should also possess the highest personal and professional ethics and should be willing and able to devote the required amount of time to Company business.

         When considering candidates for director, the Board takes into account a number of factors, including the following:

     --   Independence from management;
     --   Age, gender and ethnic background;
     --   Whether the candidate has relevant business experience;
     --   Judgment, skill, integrity and reputation;
     --   Existing commitments to other businesses;
     --   Potential conflicts of interest with other pursuits;
     --   Legal considerations such as antitrust issues;
     --   Corporate governance background;
     -- Financial and accounting background, to enable the committee to determine whether the candidate would be suitable for service on the Audit Committee;
     -- Executive compensation background, to enable the committee to determine whether the candidate would be suitable for service on the Compensation Committee; and
     --   The size and composition of the existing Board.

         The Board will consider candidates for director suggested by stockholders applying the criteria for candidates described above and considering the additional information referred to below. Stockholders wishing to suggest a candidate for director should write to our Secretary and include:


     -- A statement that the writer is a stockholder and is proposing a candidate for consideration by the Board;
     --   The name of and contact information for the candidate;
     --   A statement of the candidate's business and educational experience;
     -- Information regarding each of the factors listed above, other than the factor regarding Board size and composition, sufficient to enable the Board to evaluate the candidate;
     -- A statement detailing any relationship between the candidate and any customer, supplier or competitor of the Company;
     -- Detailed information about any relationship or understanding between the proposing stockholder and the candidate; and
     -- A statement that the candidate is willing to be considered and willing to serve as a director if nominated and elected.
     -- A statement of the number of shares of Company common stock that the nominating stockholder holds of record or in which stockholder has a beneficial interest and the number of such shares that have been held for more than one year.

         Before nominating a sitting director for re-election at an annual meeting, the Board will consider the director's performance on the Board.

         When seeking candidates for director, the Board may solicit suggestions from management or others. After conducting an initial evaluation of a candidate, the Board will interview that candidate if it believes the candidate might be suitable to be a director. The Board may also ask the candidate to meet with management.

         This year, Mr. Hessler is standing for election by the stockholders for the first time. Mr. Hessler is the Executive Vice President and Secretary of the Company and was recommended to the Board by our Chief Executive Officer. Mr. Imbleau believes that Mr. Hessler will make a valuable addition to our Board based on his understanding of the Company's business and the market in general for automatic guided vehicles.

         Under the Company's By-laws, nominations for director may be made only by or at the direction of the Board of Directors, or by a stockholder of record at the time of giving notice who is entitled to vote.


Stockholder Communications with Directors

         Company stockholders who want to communicate with the Board or any individual director can write to:

                 Transbotics Corporation
                 Board Administration
                 3400 Latrobe Drive
                 Charlotte, NC  28211

         Your letter should indicate that you are a Company stockholder. Depending on the subject matter, management will:


     -- Forward the communication to the director or directors to whom it is addressed;
     -- Attempt to handle the inquiry directly, for example where it is a request for information about the Company or it is a stock-related matter; or
     -- Not forward the communication if it is primarily commercial in nature or if it relates to an improper or irrelevant topic.

         At each Board meeting, a member of management will present a summary of all communications received since the last meeting that were not forwarded and will make those communications available to the directors on request.

Security Ownership of Management and Others

         The following table sets forth, as of March 1, 2004, information as to the beneficial ownership of the Company's common stock by (i) each person known to the Company as having beneficial ownership of more than 5% of the Company's Common Stock, (ii) each director, (iii) each executive officer of the Company as named in the compensation table, and (iv) all Directors and executive officers of the Company as a group.



                                                               Amount and Nature                     Percentage
Name of Beneficial Owner (1)                                of Beneficial Ownership                  of Class(2)
----------------------------                                -----------------------                  -----------
John H. Robison (3)(4)                                             1,145,000                            22.2%
Claude Imbleau (5)(6)                                                628,254                            13.0%
Tommy Hessler (6)(7)                                                 593,460                            12.4%
Curt  Kennington (8)(9)                                              487,500                             9.8%
Anthony Packer (9)(10)                                               487,500                             9.8%
CA Austin (11)                                                       289,500                             6.0%
D. Bruce Wise (12)                                                      -                                  -
Edward H. Gross (13)                                                    -                                  -
Richard D. Schofield (14)                                               -                                  -
Raymond O Gibson (15)                                                   -                                  -
All directors and executive officers
 as a group (Seven persons)                                        2,366,714                            45.3%




(1) Unless otherwise noted, each person has sole voting and investment power over the shares listed opposite his name.
(2) The percentage calculation is based on 4,786,451 shares outstanding as of March 1, 2004, increased for any person holding options or convertible securities to reflect the deemed exercise thereof.
(3) Includes 50,739 shares in his spouse's name and 600,000 shares held by Robison-Oates Investment Fund, LLC, a North Carolina limited liability corporation controlled by Mr. Robison. Also includes 375,000 shares that are currently issuable upon conversion of $150,000 of outstanding promissory notes of the Company held by him that are convertible to common stock at a conversion price of $0.40 per share.
(4) The address of such person is as follows: 200 South College, 21st floor, Charlotte, NC 28202.
(5) Includes 42,500 shares that Mr. Imbleau has the right to acquire upon the exercise of currently exercisable options, 259,480 shares in his spouse's name, 60,000 shares in his children's names and 5,294 shares he has placed in his children's education IRA.
(6) The address of such person is as follows: 3400 Latrobe Drive, Charlotte, NC 28211.

(7) Includes 17,500 shares that Mr. Hessler has the right to acquire upon the exercise of currently exercisable options.
(8) The address of such person is as follows: 5016 Corrigan Court, Charlotte, NC 28277.
(9) Includes 187,500 shares that are currently issuable under $75,000 of outstanding promissory notes of the Company held by each of Mr. Kennington and Mr. Packer that are convertible to common stock at a conversion price of $0.40 per share.
(10) The address of such person is as follows: 6505 Kilberry Lane, Charlotte, NC 28277.
(11) The address of such person is as follows: PO Box 18722, Charlotte, NC 28218
(12) The address of such person is as follows: 317 N Garner, Springfield TN
     37172.
(13) The address of such person is as follows: 5508 Hardison Road, Charlotte, NC 28226.
(14) The address of such person is as follows: 1131 Asheford Green Ave., Concord, NC 28027.
(15) The address of such person is as follows: 339 Glen Hollow Road, Travelers Rest, SC 29690.

                             EXECUTIVE COMPENSATION

Compensation For Officers

         The following table sets forth the annual and long-term compensation attributable for services rendered in the fiscal year 2001, 2002 and 2003. At November 30, 2003, Mr. Imbleau and Mr. Hessler were the only executive officers of the Company whose annual compensation exceeded $100,000.



                                         Summary Compensation Table
                                                                                                 Long-Term
                                                            Annual Compensation                Compensation
                                                                                                  Awards
                                                 Retirement                                     Securities
Name and                                          and 401k                   Other Annual       Underlying
Principal Position        Year      Salary(1)   contributions     Bonus      Compensation      Options/SARs
------------------------- ------ ------------- --------------- ---------- ------------------- ---------------
Claude Imbleau            2003     $ 110,987       $     -        $   -        $    -                      -
President,                2002     $ 111,240       $ 1,826        $   -        $    -                      -
CEO, CFO                  2001     $ 112,500       $ 2,795        $   -        $    -                      -

Tommy Hessler             2003     $ 104,066       $     -        $   -        $    -                      -
Executive VP              2002     $ 103,439       $ 1,583        $   -        $    -                      -
                          2001     $ 110,000       $ 1,583        $   -        $    -                      -



 (1) Does not include certain prerequisites such as the use of an automobile; payment of all such items did not exceed, in the aggregate, the lesser of either $50,000 or 10% of the annual salary.

Employment Contracts

         The Company's entered into an employment contract March 1, 1999 with Mr. Claude Imbleau, who at the time was serving as the Company's Chief Financial Officer. On December 15, 1999, Mr. Imbleau was promoted to Chief Operating Officer ("COO") and on March 2, 2001 was promoted to President. The contract provides for an annual base salary of $100,000 which was increased to $110,000 when Mr. Imbleau was promoted to the COO position. Mr. Imbleau's annual base salary was increased to $115,000 effective June 1, 2001. In 2002, Mr. Imbleau along with Mr. Hessler voluntarily reduced their respective salaries. The base salary is subject to cost of living adjustments and discretionary increases approved by the Board of Directors upon the recommendation of the Compensation Committee. Mr. Imbleau's contract expires on March 1, 2005 and renews automatically for successive one year terms thereafter unless terminated by either party. Mr. Imbleau is also entitled to receive twelve months of base salary in the event he elects to terminate his employment following a change in control of the Company (as defined in the contract). Mr. Imbleau's contract also contains restrictive covenants pursuant to which he has agreed not to compete with the Company for business in North America during the term of his employment and for a period of one year following his termination from the Company.

Stock Options

         15,000 and 10,000 stock options were granted to Mr. Imbleau and Mr. Hessler, respectively during fiscal year 2003. No options were exercised in 2003. The following table details the number and current value of unexercised options of Mr. Imbleau and Mr. Hessler under the Company's 1997 and 2001 stock option plans on an aggregate basis.

        Aggregated Option/SAR Exercises under the 1997 and 2001 Plans and
                    Option/SAR Values as of November 30, 2003


                                                                              Number of
                                                                              Securities          Value of
                                                                              Underlying          Unexercised
                                                                              Unexercised         In-the-Money
                                                                              Options             Options
                                                                              (#)                 ($)(2)
                                                                              ---                 ------
                                 Shares Acquired on       Value Realized      Exercisable/        Exercisable/
Name                             Exercise(#)(1)           ($)                 Unexercisable       Unexercisable
-------------------------------- ------------------------ ------------------- ------------------- -------------------

Claude Imbleau                              0                    $ 0               35,000/0           $3,525/$0
Tommy Hessler                               0                    $ 0               10,000/0           $2,350/$0
-------------------------------- ------------------------ ------------------- ------------------- -------------------



(1) Upon the exercise of an option, the optionee must pay the exercise price in cash.
(2) Represents the difference between the fair market value of the common stock underlying the option and the exercise price at fiscal year-end.

Compensation of Directors

         Director compensation is $5,000 annually, paid quarterly in arrears, except that the Chairman receives $7,500 annually. Directors who serve on the audit and compensation committees receive $1,500 annually to chair the committee and other participants receive $1,000 annually. Officers who are Directors and/or Directors who own more than 5% of the outstanding common stock receive no director compensation for their services.

                              CERTAIN TRANSACTIONS

         The Company's Executive Vice President, Tommy Hessler, owns 50% of NDC Technologies Australia PTY Ltd ("NDCTA"), which is the Danaher Motion representative for Australia. Danaher Motion is a division of Danaher Motion Savo AB, a Swedish corporation that licenses AGVS technology to the Company. Revenues derived by the Company from NDCTA were $2,654, $0 and $0 for 2001, 2002 and 2003 while purchases for such years were $252,378, $1,322 and $0. Prior to Mr. Hessler joining the Company in 2001, NDCTA was not related to the Company. Rose Lynn Imbleau, Claude Imbleau's spouse, received $15,968, $2,550 and $0 in compensation for marketing services provided to the Company as an employee in 2001, 2002 and 2003, respectively.

           MARKET FOR OUR COMMON STOCK AND RELATED STOCKHOLDER MATTERS

         The Company's Common Stock previously traded on the National Association of Securities Dealers, Inc. ("NASDAQ") National Market under the symbol "AGVS". The Company's common stock began trading on the OTC Bulletin Board in November, 1995. As of March 1, 2004, 4,786,451 of the Company's 11,000,000 authorized shares of Common Stock were issued and outstanding.

         Trading in the Company's securities commenced on March 28, 1990. The table below indicates quarterly high and low bid and asked information for the years ended November 30, 2003 and 2002, respectively, as provided to the Company by the OTC Bulletin Board. The quotations reflect inter-dealer prices, without dealer mark-up, mark-down, or commission, and may not represent actual transactions.

         The approximate number of holders of record of common stock of the Company as of January 15, 2004 was 170. The Company believes that there are approximately 641 beneficial owners of the Company's common stock.


                                                                   Market Price per Share
                                       -------------------------------------------------------------------------------
                                                        2003                                    2002
                                       -------------------------------------------------------------------------------
                                              High                 Low                High                Low
Quarter Ended                            Bid        Ask       Bid      Ask       Bid       Ask       Bid       Ask
----------------------------------------------------------------------------------------------------------------------
February 28                              0.20       0.40      0.11     0.16      0.32      0.55      0.21      0.33
May 31                                   0.15       0.20      0.05     0.08      0.30      0.52      0.20      0.24
August 31                                0.45       0.53      0.10     0.19      0.21      0.35      0.10      0.12
November 30                              1.04       1.05      0.15     0.35      0.21      0.30      0.04      0.05
======================================================================================================================



         For the quarter ended February 29, 2004, the high bid and ask prices were $1.01 and $1.25, respectively, and the low bid and ask prices were $0.40 and $0.45, respectively.

         The Company has never paid any cash dividends and has no present intention to declare or pay cash dividends. The Company continues to explore its options to raising additional capital, entering into a possible business combination or taking the Company private.

         On September 23, 2003, in a private placement pursuant to Regulation D promulgated by the Securities and Exchange Commission, 1) the Company sold 1,200,000 shares of its common stock, par value $0.01 per share ("common stock") at $0.25 a share, and 2) issued $300,000 of Convertible Subordinated Notes. The interest rate on the Notes is 6% per annum and is payable quarterly beginning November 30, 2003. Principal and unpaid interest shall be payable on September 30, 2013. For as long as these Notes are outstanding, any of these Notes may be converted in whole, but not in part, at the option of the holder into shares of common stock of the Company at a conversion price of $0.40 per share. The Notes are subject to redemption in whole or in part, by the Company at any time after September 30, 2006. The Company agreed to register these shares of common stock, any new shares issued upon conversion of the notes and 1,156,420 shares held by two Company officers and/or affiliates of such officers for resale under the Securities Act of 1933, as amended, pursuant to an investor rights agreement dated September 23, 2003. The registration statement of which this prospectus is a part has been filed for this purpose.

         The net proceeds to the Company from the sale of these shares and Notes was approximately $559,000 (deducting related offering expenses). The Company applied such proceeds to bring payables to vendors current and apply the remainder of such proceeds to working capital needs and other general corporate purposes.

Equity Compensation Plan Information

         The following table summarizes information about our equity compensation plans as of November 30, 2003. All outstanding awards relate to our common stock. For additional information about our equity compensation plans, see note 12 to our financial statements in the accompanying Annual Report to Stockholders for 2003.


                                                                                          Number of securities
                                                                                          remaining available for
                                Number of securities to be                                future issuance under
                                  issued upon exercise of     Weighted-average exercise   equity compensation plans
                                   outstanding options,         price of outstanding      (excluding securities
Plan category                       warrants and rights         options, warrants and     issuable under outstanding
                                                                       rights             options, warrants and
                                                                                          rights)
---------------------------------------------------------------------------------------------------------------------
Equity compensation plans
approved by security holders              227,500                       $0.24                       34,000

Equity compensation plans not
approved by security holders                    -                           -                            -
---------------------------------------------------------------------------------------------------------------------

Total                                     227,500                       $0.24                            -
======================================================================================================================



                    WHERE YOU CAN FIND ADDITIONAL INFORMATION

         A copy of our most recent annual report to stockholders is being provided to prospective investors with copies of this prospectus. We encourage you to review the annual report for additional information about us, our business, and our financial condition and results of operations.

         This prospectus is part of a registration statement on Form S-2 that we have filed with the SEC covering the shares of common stock that may be offered under this prospectus. This prospectus does not contain all the information set forth in the registration statement. We have omitted certain parts consistent with SEC rules. For further information, please see the registration statement, including its exhibits.

         Additionally, we file annual, quarterly and current reports, proxy statements and other information with the SEC, all of which are available, free of charge, pursuant to an oral or written request to the Secretary of the Company at 3400 Latrobe Drive, Charlotte, North Carolina 28211, telephone (704) 362-1115. You can review and print our SEC filings and the registration statement by accessing the EDGAR database on the SEC's internet site at http://www.sec.gov. You also may read and copy the registration statement and any of our reports, statements or other information on file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of those documents upon payment of a duplicating fee to the SEC. You also may review a copy of the registration statement at the SEC's regional offices in Chicago, Illinois and New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the operation of its public reference rooms. Certain additional information is available on our internet website at www.transbotics.com.

                       DOCUMENTS INCORPORATED BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC, which means:

     --   we consider incorporated documents to be part of the prospectus; and

     -- we may disclose important information to you by referring you to those documents.

         This prospectus incorporates by reference the following documents:

     -- Our Annual Report on Form 10-KSB for the fiscal year ended November 30, 2003, which has been filed with the SEC; and

     -- Our Annual Report to Stockholders for the fiscal year ended November 30, 2003, which is being provided with copies of this prospectus.

     -- Our Form 8-K report filed with the SEC on March 5, 2004 to report on the receipt of notice from McGladrey & Pullen, LLP that it is declining to stand for reelection to serve as our certifying accountant for 2004.

         Upon written or oral request, we will provide each person receiving this prospectus, including any beneficial owner, a free copy of any or all documents incorporated by reference into this prospectus, but not delivered with this prospectus, including any exhibits that are specifically incorporated by reference in the text of such documents, but otherwise without exhibits. You may direct such requests to:

         Tommy Hessler, Corporate Secretary
         Transbotics Corporation
         3400 Latrobe Drive
         Charlotte, North Carolina 28211
         (704) 362-1115
         www.transbotics.com

                                 USE OF PROCEEDS

         We are filing the registration statement of which this prospectus is a part pursuant to our contractual obligation to the holders named in the section entitled "Selling Stockholders." We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders. However, we will pay registration expenses which we estimate to be approximately $26,000. Certain of the shares being offered (750,000) are issuable on conversion of $300,000 of our outstanding promissory notes. A conversion of these notes to common stock would reduce our indebtedness by $300,000. The proceeds of the notes were used for working capital.


                              SELLING STOCKHOLDERS

         The following table provides the names of the selling stockholders, the number of shares of our common stock currently owned by the selling stockholders, the number of shares being offered by the selling stockholders and the number of our shares to be owned by the selling stockholders after completion of the offering, assuming that all shares offered under this prospectus are sold. Certain material relationships between us and the selling stockholders within the past three years are also indicated in the table.



                                                   Shares of Common                              Shares of Common Stock to
                                                   Stock Currently       Shares of Common        be Owned on Completion of
Name                                                  Owned (1)         Stock Offered Hereby            Offering(1)
-------------------------                        --------------------   --------------------   -------------------------
Claude Imbleau (2)                                    308,774 (3)             260,980                     47,794 (3)
Rose Lynn Imbleau (4)                                 319,480 (5)             319,480 (5)                   -0-
Tommy Hessler (2)                                     593,460 (6)             575,960                     17,500 (6)
John Robison (2)                                      119,261                 119,261                       -0-
Martha Barnes Robison (7)                              50,739                  50,739                       -0-
Curt Kennington                                       487,500 (8)             487,500 (8)                   -0-
Anthony Packer                                        487,500 (8)             487,500 (8)                   -0-
Robison-Oates Investment Fund, L.L.C. (9)             975,000 (10)            975,000 (10)                  -0-
                                                 --------------------   --------------------   -------------------------
Total                                               3,341,714               3,276,420                     65,294
                                                 ====================   ====================   =========================



(1) Based on information provided to us by the selling stockholders. Information on share ownership does not include any shares that may be owned by associates of the named holder unless otherwise indicated. The number of shares to be owned on completion of the offering by each selling stockholder assumes that all of the shares offered by such holder have been sold and, for each person, is less than 1% of our total number of outstanding shares.

(2) Messrs. Imbleau, Hessler and Robison serve as members of our Board of Directors, and Messrs. Imbleau and Hessler are also executive officers.
(3) Includes 5,294 shares held in his children's educational IRA accounts. Also includes 42,500 shares of common stock that may be purchased under currently exercisable options stock that have been granted under the Company's 1997 and 2001 stock option plans.
(4) Rose Lynn Imbleau is the spouse of Claude Imbleau. (5) Includes 60,000 shares held for her minor children.
(6) Includes 17,500 shares of common stock that may be purchased under currently exercisable options that have been granted under the Company's 2001 stock option plan.
(7)   Martha Barnes Robison is the spouse of John Robison.
(8) Includes 187,500 shares that are currently issuable under $75,000 of outstanding promissory notes of the Company held by each of Mr. Kennington and Mr. Packer that are convertible to common stock at a conversion price of $0.40 per share.
(9)   The Robison-Oates Investment Fund, L.L.C. is controlled by John Robison.
      (10) Includes 375,000 shares that are currently issuable under $150,000 of outstanding promissory notes of the Company held by him that are convertible to common stock at a conversion price of $0.40 per share.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the possible sale by the selling stockholders of shares of our common stock. The term "selling stockholder" include donees, pledgees or other transferees selling shares received in a "no-sale" transaction from a named selling stockholder after the date of this prospectus.

         We have registered the shares for sale by the selling stockholders to provide them with freely tradable securities, but registration of the shares does not necessarily mean that any of the shares will be offered or sold by the selling stockholders.

         Shares of our common stock may be sold from time to time to purchasers directly by the selling stockholders. Alternatively, the selling stockholders may from time to time offer the shares through dealers or agents, who may receive compensation in the form of commissions from the selling stockholders and the purchasers of shares for whom they may act as agent. The sale of the shares by the selling stockholders may be effected from time to time in one or more negotiated transactions at negotiated prices or in transactions on the OTC Bulletin Board or any other automated quotation system or any exchange on which the securities may then be quoted or listed. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell our common stock short and deliver the shares offered hereby to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions under which they could be required or could elect to deliver the shares offered hereby, which shares could be resold by such broker-dealer or other financial institution pursuant to this prospectus (as supplemented or amended, if required, to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended, if required, to reflect such transaction). The selling stockholders and any dealers or agents that participate in the distribution of shares of our common stock may be deemed to be underwriters within the meaning of the Securities Act and any profit on the sale of shares of our common stock by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act. When a selling stockholder elects to make a particular offer of shares covered by this prospectus, this prospectus and, if required, a prospectus supplement will be distributed, which, to the extent required, will identify any underwriting discounts, commissions and other compensation from such selling stockholder and any other required information. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Exchange Act may apply to their sales in the market.

         The selling stockholders also may resell all or a portion of the shares offered hereby in open market transactions in reliance upon Rule 144 under the Securities Act, provided they meet the criteria and conform to the requirements of such Rule.

         We will not receive any proceeds from the sale of the shares of common stock by the selling stockholders, but we have agreed to pay the following expenses for the registration of the shares:

  Securities and Exchange Commission filing fees                   $   374
  Legal fees and expenses*                                         $10,000*
  Accounting fees and expenses*                                    $ 5,000*
  Fees and expenses for complying with state securities laws*      $10,000*
  Printing and miscellaneous costs*                                $   626*
                                                                   --------

  TOTAL                                                            $26,000
  ------------------                                               ========
  * Estimated


         We have no obligation to pay any discounts or commissions attributable to the sale of our common stock. We also have no obligation to pay any out-of-pocket expenses of the selling stockholders, or the agents who manage their accounts, or any transfer taxes relating to the registration or sale of the common stock.

         We have agreed to indemnify each of the selling stockholders and their respective officers, directors, constituent partners and members, and legal counsel, and any person who controls a selling stockholder within the meaning of
Section 15 of the Securities Act, against certain liabilities arising from the distribution of the shares, including liabilities arising under the Securities Act. Each of the selling stockholders has agreed to indemnify us, each of our directors and officers and each person who controls us, against specified losses, claims, damages, liabilities and expenses and any actions or proceedings arising under the securities laws in connection with this offering with respect to written information furnished to us by such selling stockholder for use herein and any violation by such selling stockholder of any rule or regulation under the Securities Act applicable to such stockholder and relating to action or inaction by such stockholder in connection with the sale of the shares under the registration statement of which this prospectus is a part.

         To comply with any applicable state securities laws, the offered shares may be sold only through registered or licensed brokers or dealers and the shares will not be sold in a particular state unless the shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available.

                         DESCRIPTION OF OUR COMMON STOCK

         The following statements do not purport to be complete and are qualified in their entirety by reference to the detailed provisions of the Company's Certificate of Incorporation and its Bylaws.

         The authorized capital stock of the Company consists of 11,000,000 shares of common stock, par value $.01 per share, of which 4,786,451 shares are outstanding at the date of this prospectus, and 1,000,000 shares of preferred stock, par value $.01 per share (the "Preferred Stock"), of which no shares are outstanding.

Common Stock

         The holders of validly issued and outstanding shares of common stock are entitled to one vote per share of record on all matters to be voted upon by stockholders. At a meeting of stockholders at which a quorum is present, a majority of the votes cast decides all questions, unless the matter is one upon which by express provisions of law a different vote is required. There is no cumulative voting with respect to the election of directors, which means that the holders of a majority of the shares at a meeting at which a quorum is present can elect all the directors if they choose to do so, and, in such event, the holders of the remaining shares would not be able to elect any directors.

         All outstanding shares of common stock are validly issued, fully paid and nonassessable. The holders of common stock have no rights to convert their common stock into any other securities and have no preemptive rights as a class. Contractual preemptive rights were given to three investors in September 2003 in connection with their purchase of 1,200,000 shares of common stock and $300,000 of promissory notes that are convertible into 750,000 shares of common stock. Subject to certain exceptions, these rights permit them to participate in future stock issuances by the Company so as to maintain their percentage of ownership of the common stock. The three investors with these contractual preemptive rights are among the selling stockholders in this offering. See "SELLING STOCKHOLDERS." As shares of common stock are sold in this offering, the preemptive rights of these holders will decrease and will not apply at all if their beneficially share ownership is below 5% of the total number of outstanding shares, assuming the exercise of all outstanding stock options and conversion rights.

         The holders of common stock are entitled to receive ratably such dividends as the Board of Directors may declare out of funds legally available therefore, when and if so declared. In the event of a liquidation, dissolution or winding up of the Company, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities.

         The payment by the Company of dividends, if any, in the future rests within the discretion of its Board of Directors and will depend upon, among other things, the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors. The Company has never paid any cash dividends. It is the present policy of the Company's Board of Directors to retain all earnings to finance the growth and development of the Company's business. The Board of Directors intends to review its dividend policy from time to time in light of the Company's earnings, financial condition and other relevant factors.

Preferred Stock

         The Company's Certificate of Incorporation provides that shares of Preferred Stock may be issued in one or more series, with such designations and such relative voting, dividend, liquidation, conversion and other rights, preferences and limitations as the Board of Directors, without further approval of stockholders, may fix by resolutions at the time of issuance. The issuance of Preferred Stock could, among other things, adversely affect the voting power of the holders of common stock and, under certain circumstances, make it more difficult for a person or group to gain control of the Company. The Company has no present intention to issue any shares of Preferred Stock.

Transfer Agent

         The transfer agent and registrar for the common stock is First Citizens Bank & Trust Co., P.O. Box 29522, Raleigh, North Carolina 27626-0522.


                 INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

         Certain provisions of the Company's Certificate of Incorporation and Bylaws provide for indemnification of directors, officers, employees and agents of the Company for certain liabilities and expenses incurred by them, and for protection from certain liabilities to the Company, which provisions could extend to claims against them under the Securities Act of 1933, as amended, related to this offering and otherwise. These provisions are described below.

         The Company's Certificate of Incorporation and Bylaws provide that the Company shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Company's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

         Section 145 requires indemnification in cases where a director or officer has been successful in defending any claim or proceeding and permits indemnification, even if a director or officer has not been successful, in cases where the director or officer acted in good faith and in a manner that he or she reasonably believed was in, or not opposed to, the best interests of the corporation. To be indemnified with respect to criminal proceedings, the director or officer must also have had no reasonable cause to believe that his or her conduct was unlawful. In the case of a claim by a third party (i.e., a party other than the corporation), Section 145 permits indemnification for judgments, fines, and amounts paid in settlement, as well as expenses. In the case of a claim by, or in the right of, the corporation (including stockholder derivative suits), indemnification under Section 145 is limited to expenses, but does not cover judgments or amounts paid in settlement, and no indemnification of expenses is permitted if the director or officer is adjudged liable to the corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, such indemnification is nonetheless proper.
Section 145 also permits the advancement of expenses to directors and officers upon receipt of an undertaking to repay all amounts so advanced if it is ultimately determined that the director or officer has not met the applicable standard of conduct and is, therefore, not entitled to be indemnified.

         Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

         We maintain indemnification insurance that provides for reimbursement of indemnification payments properly and lawfully made to our directors and officers and coverage for directors and officers in situations where we cannot or do not indemnify them.

         Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                  LEGAL OPINION

         The validity of the securities offered will be passed upon by Shumaker, Loop & Kendrick, LLP, Charlotte, North Carolina.

                                     EXPERTS

          McGladrey & Pullen, LLP, independent auditors, have audited our financial statements included in our Annual Report on Form 10-KSB for the fiscal year ended November 30, 2003, as set forth in their report, which includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern, which is incorporated by reference in this prospectus.
          Our financial statements are incorporated by reference in this prospectus in reliance on McGladrey & Pullen, LLP's report, given on their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.  Other Expenses of Issuance and Distribution.

         Expenses payable in connection with the registration and distribution of the securities being registered, other than underwriting discounts and commissions, are estimated as follows:

               Securities and Exchange Commission filing fees    $   374
               Legal fees and expenses                           $10,000*
               Accounting fees and expenses                      $ 5,000*
               Fees and expenses for complying with state
               securities laws                                   $10,000*
               Printing and miscellaneous costs                  $   626*
                                                                 --------

               TOTAL                                             $26,000
               ------------                                      ========
               * Estimated

Item 15.  Indemnification of Officers and Directors.

         The Company's Certificate of Incorporation and Bylaws provide that the Company shall, to the full extent permitted by Section 145 of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 145"), indemnify all persons whom it may indemnify pursuant thereto. In addition, the Company's Certificate of Incorporation eliminates personal liability of its directors to the full extent permitted by Section 102(b)(7) of the General Corporation Law of the State of Delaware, as amended from time to time ("Section 102(b)(7)").

         Section 145 requires indemnification in cases where a director or officer has been successful in defending any claim or proceeding and permits indemnification, even if a director or officer has not been successful, in cases where the director or officer acted in good faith and in a manner that he or she reasonably believed was in, or not opposed to, the best interests of the corporation. To be indemnified with respect to criminal proceedings, the director or officer must also have had no reasonable cause to believe that his or her conduct was unlawful. In the case of a claim by a third party (i.e., a party other than the corporation), Section 145 permits indemnification for judgments, fines, and amounts paid in settlement, as well as expenses. In the case of a claim by, or in the right of, the corporation (including stockholder derivative suits), indemnification under Section 145 is limited to expenses, but does not cover judgments or amounts paid in settlement, and no indemnification of expenses is permitted if the director or officer is adjudged liable to the corporation, unless a court determines that, despite such adjudication but in view of all of the circumstances, such indemnification is nonetheless proper.
Section 145 also permits the advancement of expenses to directors and officers upon receipt of an undertaking to repay all amounts so advanced if it is ultimately determined that the director or officer has not met the applicable standard of conduct and is, therefore, not entitled to be indemnified.

         Section 102(b)(7) provides that a corporation may eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, provided that such provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to the corporation or its stockholders,
(ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for willful or negligent conduct in paying dividends or repurchasing stock out of other than lawfully available funds or (iv) for any transaction from which the director derived an improper personal benefit. No such provision shall eliminate or limit the liability of a director for any act or omission occurring prior to the date when such provision becomes effective.

         We maintain indemnification insurance that provides for reimbursement of indemnification payments properly and lawfully made to our directors and officers and coverage for directors and officers in situations where we cannot or do not indemnify them.

Item 16.  Exhibits

   Exhibit No.                             Description
   -----------                             -----------
     3.1  (a)*      Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended November 30, 1990 (the 1990 Form 10-K)

   Exhibit No.                             Description
   -----------                             -----------
          (b)*      Certificate of Amendment dated May 27, 1993 (incorporated by reference to Exhibit 3.1 to the Company's Registration
                    Statement on Form S-1 dated August 27, 1993)
          (c)*      Delaware Certificate of Amendment dated June 25, 2002 for
                    Company's name change to Transbotics Corporation
     3.2  *         Bylaws of the Company (incorporated by reference to Exhibit
                    3.2 to the Company's 1990 Form 10-K)
     4.1  *         Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (No.
                    33-32925) on Form S-18)
     5              Opinion of Shumaker, Loop & Kendrick, LLP
    10.1  (a)*      Profit Sharing Plan and Trust Agreement dated April 1, 1983, as amended (incorporated by reference to Exhibit 10.1 to the
                    Company's 1990 Form 10-K)
          (b)*      Nonstandardized Code 401(k) Profit Sharing Plan
                    (incorporated by reference to Exhibit 10.48 to the Company's
                    1990 Form 10-K)
          (c)*      Adoption Agreement #004 Nonstandard Code 401(k) Profit
                    Sharing Plan dated October 26, 1992 (incorporated by
                    reference to Exhibit 10.1(b) to the Company's Form 10-K for the fiscal year ended November 30, 1992 (the 1992 Form
                    10-K))
    10.2  (a)*      License Agreement dated November 30, 2000 between the
                    Company and Netzler & Dahlgren Co. AB (incorporated by
                    reference to Exhibit 10.1 to the December 20, 2000 Form 8-K)
          (b)*      Security Agreement dated March 2, 2001 between the Company and Netzler & Dahlgren Co. AB (incorporated by reference to
                    Exhibit 10.2(h) to the Company's Form 10-KSB for the fiscal year ended November 30, 2000 (the 2000 Form 10-KSB))
    10.3  *         Technology License Agreement dated December 1, 1999 between the Company and Mentor AGVS (incorporated by reference to
                    Exhibit 10.4(c ) to the Company's 1999 Form 10-KSB)
    10.4  *         Service and Support Agreement dated December 14, 1999
                    between the Company and the Raymond Corporation
                    (incorporated by reference to Exhibit 10.7 to the Company's
                    1999 Form 10-KSB)
    10.5  *         Employment Agreement dated March 1, 1999 between Claude
                    Imbleau and the Company (incorporated by reference to
                    Exhibit 4 to the Company's Form 10-QSB for the period ending
                    May 31, 1999)
    10.6  (a)*      Reimbursement Agreement between NDC Automation, Inc. and
                    Netzler & Dahlgren Co AB dated June 29, 1998 (incorporated by reference to Exhibit 2 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (b)*      Deed of Trust between NDC Automation, Inc. and Netzler &
                    Dahlgren Co AB dated June 29, 1998 (incorporated by
                    reference to Exhibit 3 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (c)*      Promissory Note between NDC Automation, Inc. and Netzler &
                    Dahlgren Co AB dated June 30, 1998 (incorporated by
                    reference to Exhibit 4 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (d)*      Promissory Note between the Company and Netzler & Dahlgren
                    Co AB dated June 30, 2000 (incorporated by reference to
                    Exhibit 1 to the Company's Form 10-Q-SB for the period ended
                    August 31,2000)
    10.7  *         Certificate of Assumed Name as Transbotics
                    Corporation(incorporated by reference to Exhibit 10.15 to
                    the Company's Form 10-KSB for fiscal year ended November 30,
                    2001)
    10.8  *         Promissory Note and other related agreements between
                    Transbotics and SouthTrust Bank dated November 13, 2003
                    (incorporated by reference to Exhibit 10.8 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)
    10.9  *         Press release on major order (incorporated by reference to
                    Exhibit 10.1 to the Company's Form 10-QSB for the period
                    ending August 31, 2003)
    10.10 *         Subcontract agreement between Transbotics and customer dated
                    June 4, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-QSB for the period ending August 31,
                    2003)
    10.11 *         Modification 1 to Subcontract agreement between Transbotics and Customer dated August 27, 2003(incorporated by reference to Exhibit 10.3 to the Company's Form 10-QSB for the period ending August 31, 2003)
    10.12 *         Copy of press release announcing new working capital (
                    incorporated by reference to Exhibit 10.1 the Company's
                    September 26, 2003 8K exhibit 10.1)

   Exhibit No.                             Description
   -----------                             -----------
    10.13 *         Subscription agreement for 600,000 shares and $150,000
                    convertible note between Transbotics and Robison-Oates
                    Investment Fund, LLC. ( incorporated by reference to Exhibit
                    10.2 the Company's September 26, 2003 Form 8-K)
    10.14 *         Subscription agreement for 300,000 shares and $75,000
                    convertible note between Transbotics and Curt Kennington (
                    incorporated by reference to Exhibit 10.3 the Company's
                    September 26, 2003 Form 8-K )
    10.15 *         Subscription agreement for 300,000 shares and $75,000
                    convertible note between Transbotics and Anthony Packer
                    (incorporated by reference to Exhibit 10.4 the Company's
                    September 26, 2003 Form 8-K)
    10.16 *         Investor Rights Agreement between the Corporation and
                    Shareholders (incorporated by reference to Exhibit 10.5 the
                    Company's September 26, 2003 Form 8-K)
    10.17 *         Form D Notice of sale of securities pursuant to regulation D dated October 7, 2007(incorporated by reference to Exhibit
                    10.9 to the Company's Form 10-QSB for the period ending
                    August 31, 2003)
    10.18 *         Press release on major order (incorporated by reference to
                    Exhibit 10.1 to the Company's January 15, 2004 Form 8-K)
    10.19 *         License Agreement dated December 31, 2003 between the
                    Company and Frog Navigation Systems B.V. (incorporated by
                    reference to Exhibit 10.19 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    10.20 *         Major Contract between Transbotics and customer that was
                    announced on January 15, 2004 Form 8-K (incorporated by
                    reference to Exhibit 10.20 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    13    *         2003 Annual Report of the Company (incorporated by reference to Exhibit 13 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    23.1            Consent of McGladrey & Pullen, LLP to the incorporation by reference of its independent auditor's report in this Form
                    S-2 Registration Statement
    23.2            Consent of Shumaker, Loop & Kendrick, LLP to use of their
                    opinion as an exhibit to this Registration Statement is
                    included in their opinion filed herewith as Exhibit 5.
    24              Powers of Attorney
    99.1  *         United States Letters Patent for Optical Navigation System
                    for an Automatic Guided Vehicle and Method (Patent No.
                    4,626,132; Date of Patent 08/15/89) (incorporated by
                    reference to Exhibit 28.1 to the Form S-18)
    99.2  *         United States Letters Patent for Method and Apparatus for
                    Providing Destination and Vehicle Function Information to an
                    Automatic Guided Vehicle (Patent No. 4,780,817; Date of
                    Patent 10/25/88) (incorporated by reference to Exhibit 28.2 to the Form S-18)
    99.3  *         United States Patent and Trademark Office Notice of
                    Recordation of Assignment Document for United States Letters
                    Patent for Automatic Guided Vehicle Traffic Control System
                    and Method (Document Date 02/19/88) (incorporated by
                    reference to Exhibit 28.3 to the Form S-18)
    99.4  *         Canadian Letters Patent for Apparatus and Method for Optical
                    Guidance System for Automatic Guided Vehicle (Patent No.
                    1,236,132; Date of Patent 05/17/88) (incorporated by
                    reference to Exhibit 28.4 to the Form S-18)
    99.5  *         United States Letters Patent for Automatically Guided
                    Vehicle Having Steering Mechanism for Enabling Vehicle to
                    Follow Guidance Wire (Patent No. 4,729,449; Date of Patent
                    03/08/88) (incorporated by reference to Exhibit 28.5 to the
                    Form S-18).
    99.6  *         United States Letters Patent for Apparatus and Method for
                    Optical Guidance System for Automatic Guided Vehicle (Patent
                    No. 4,626,995; Date of Patent 12/02/86) (incorporated by
                    reference to Exhibit 28.6 to the Form S-18)
    99.7  *         United States Certificate of Registration of Trademark
                    POWERWAY (No. 2,323,133; Date of Registration 02/29/2000)
                    (incorporated by reference to Exhibit 99.7 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)
    99.8  *         United States Certificate of Registration of Trademark
                    TRANSBOTICS (No. 2,740,372; Date of Registration 07/22/2003)
                    (incorporated by reference to Exhibit 99.8 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)

       * Certain of the exhibits to this Report, indicated by an asterisk, are hereby incorporated by reference to other documents on file with the Commission, with which they are filed in fact, to be a part hereof as of their respective dates.

Item 17.  Undertakings

(A) The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

         (i) include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

         (ii) reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

         (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the Securities Act of 1933, to treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) To file a post-effective amendment to remove from registration any of the securities that remain unsold at the termination of the offering.

(B) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned thereunto duly authorized in the City of Charlotte, State of North Carolina, on March 10, 2004.

                                        TRANSBOTICS CORPORATION

                                        By: /S/ Claude Imbleau
                                        Claude Imbleau
                                        President and Chief Executive Officer
                                        (Principal Executive Officer)

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature                                   Title                       Date

/s/ D. Bruce Wise*             Chairman of the Board, Director    March 10, 2004
------------------
D. Bruce Wise

/s/ Richard D. Schofield*                  Director               March 10, 2004
-------------------------
Richard D. Schofield

/s/ Raymond O. Gibson*                     Director               March 10, 2004
----------------------
Raymond O. Gibson

/s/ John H. Robison*                       Director               March 10, 2004
--------------------
John H. Robison

/s/ Edward H. Gross*                       Director               March 10, 2004
--------------------
Edward H. Gross

/s/ Claude Imbleau        President, Chief Executive Officer,     March 10, 2004
-----------------   Chief Financial Officer, Treasurer and Director
Claude Imbleau       (Principal Executive Officer, Principal Financial
                          Officer and Principal Accounting Officer)



*  By:  /s/ Claude Imbleau
        ------------------
        Claude Imbleau, as Attorney-in-Fact
        Dated: March 10, 2004

                                  EXHIBIT INDEX

   Exhibit No.                                  Description
   -----------                                  -----------
     3.1  (a)*      Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Company's Form 10-K for the fiscal year ended November 30, 1990 (the 1990 Form 10-K)
          (b)*      Certificate of Amendment dated May 27, 1993 (incorporated by reference to Exhibit 3.1 to the Company's Registration
                    Statement on Form S-1 dated August 27, 1993)
          (c)*      Delaware Certificate of Amendment dated June 25, 2002 for
                    Company's name change to Transbotics Corporation
     3.2  *         Bylaws of the Company (incorporated by reference to Exhibit
                    3.2 to the Company's 1990 Form 10-K)
     4.1  *         Form of Common Stock certificate (incorporated by reference to Exhibit 4.1 to the Company's Registration Statement (No.
                    33-32925) on Form S-18)
     5              Opinion of Shumaker, Loop & Kendrick, LLP
    10.1  (a)*      Profit Sharing Plan and Trust Agreement dated April 1, 1983, as amended (incorporated by reference to Exhibit 10.1 to the
                    Company's 1990 Form 10-K)
          (b)*      Nonstandardized Code 401(k) Profit Sharing Plan
                    (incorporated by reference to Exhibit 10.48 to the Company's
                    1990 Form 10-K)
          (c)*      Adoption Agreement #004 Nonstandard Code 401(k) Profit
                    Sharing Plan dated October 26, 1992 (incorporated by
                    reference to Exhibit 10.1(b) to the Company's Form 10-K for the fiscal year ended November 30, 1992 (the 1992 Form
                    10-K))
    10.2  (a)*      License Agreement dated November 30, 2000 between the
                    Company and Netzler & Dahlgren Co. AB (incorporated by
                    reference to Exhibit 10.1 to the December 20, 2000 Form 8-K)
          (b)*      Security Agreement dated March 2, 2001 between the Company and Netzler & Dahlgren Co. AB (incorporated by reference to
                    Exhibit 10.2(h) to the Company's Form 10-KSB for the fiscal year ended November 30, 2000 (the 2000 Form 10-KSB))
    10.3  *         Technology License Agreement dated December 1, 1999 between the Company and Mentor AGVS (incorporated by reference to
                    Exhibit 10.4(c ) to the Company's 1999 Form 10-KSB)
    10.4  *         Service and Support Agreement dated December 14, 1999
                    between the Company and the Raymond Corporation
                    (incorporated by reference to Exhibit 10.7 to the Company's
                    1999 Form 10-KSB)
    10.5  *         Employment Agreement dated March 1, 1999 between Claude
                    Imbleau and the Company (incorporated by reference to
                    Exhibit 4 to the Company's Form 10-QSB for the period ending
                    May 31, 1999)
    10.6  (a)*      Reimbursement Agreement between NDC Automation, Inc. and
                    Netzler & Dahlgren Co AB dated June 29, 1998 (incorporated by reference to Exhibit 2 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (b)*      Deed of Trust between NDC Automation, Inc. and Netzler &
                    Dahlgren Co AB dated June 29, 1998 (incorporated by
                    reference to Exhibit 3 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (c)*      Promissory Note between NDC Automation, Inc. and Netzler &
                    Dahlgren Co AB dated June 30, 1998 (incorporated by
                    reference to Exhibit 4 to the Company's Form 10-QSB for the period ended May 31, 1998)
          (d)*      Promissory Note between the Company and Netzler & Dahlgren
                    Co AB dated June 30, 2000 (incorporated by reference to
                    Exhibit 1 to the Company's Form 10-Q-SB for the period ended
                    August 31,2000)
    10.7   *        Certificate of Assumed Name as Transbotics Corporation
                    (incorporated by reference to Exhibit 10.15 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2001)
    10.8   *        Promissory Note and other related agreements between
                    Transbotics and SouthTrust Bank dated November 13, 2003
                    (incorporated by reference to Exhibit 10.8 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)
    10.9   *        Press release on major order (incorporated by reference to
                    Exhibit 10.1 to the Company's Form 10-QSB for the period
                    ending August 31, 2003)
    10.10  *        Subcontract agreement between Transbotics and customer dated
                    June 4, 2003 (incorporated by reference to Exhibit 10.2 to the Company's Form 10-QSB for the period ending August 31,
                    2003)

   Exhibit No.                                  Description
   -----------                                  -----------
    10.11  *        Modification 1 to Subcontract agreement between Transbotics and Customer dated August 27, 2003(incorporated by reference to Exhibit 10.3 to the Company's Form 10-QSB for the period ending August 31, 2003)
    10.12  *        Copy of press release announcing new working capital (
                    incorporated by reference to Exhibit 10.1 the Company's
                    September 26, 2003 8K exhibit 10.1)
    10.13  *        Subscription agreement for 600,000 shares and $150,000
                    convertible note between Transbotics and Robison-Oates
                    Investment Fund, LLC. ( incorporated by reference to Exhibit
                    10.2 the Company's September 26, 2003 Form 8-K)
    10.14  *        Subscription agreement for 300,000 shares and $75,000
                    convertible note between Transbotics and Curt Kennington (
                    incorporated by reference to Exhibit 10.3 the Company's
                    September 26, 2003 Form 8-K )
    10.15  *        Subscription agreement for 300,000 shares and $75,000
                    convertible note between Transbotics and Anthony Packer
                    (incorporated by reference to Exhibit 10.4 the Company's
                    September 26, 2003 Form 8-K)
    10.16  *        Investor Rights Agreement between the Corporation and
                    Shareholders (incorporated by reference to Exhibit 10.5 the
                    Company's September 26, 2003 Form 8-K)
    10.17  *        Form D Notice of sale of securities pursuant to regulation D dated October 7, 2007(incorporated by reference to Exhibit
                    10.9 to the Company's Form 10-QSB for the period ending
                    August 31, 2003)
    10.18  *        Press release on major order (incorporated by reference to
                    Exhibit 10.1 to the Company's January 15, 2004 Form 8-K)
    10.19  *        License Agreement dated December 31, 2003 between the
                    Company and Frog Navigation Systems B.V. (incorporated by
                    reference to Exhibit 10.19 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    10.20  *        Major Contract between Transbotics and customer that was
                    announced on January 15, 2004 Form 8-K (incorporated by
                    reference to Exhibit 10.20 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    13     *        2003 Annual Report of the Company (incorporated by reference to Exhibit 13 to the Company's Form 10-KSB for fiscal year ended November 30, 2003)
    23.1            Consent of McGladrey & Pullen, LLP to the incorporation by reference of its independent auditor's report in this Form
                    S-2 Registration Statement
    23.2            Consent of Shumaker, Loop & Kendrick, LLP to use of their
                    opinion as an exhibit to this Registration Statement is
                    included in their opinion filed herewith as Exhibit 5.
    24              Powers of Attorney
    99.1   *        United States Letters Patent for Optical Navigation System
                    for an Automatic Guided Vehicle and Method (Patent No.
                    4,626,132; Date of Patent 08/15/89) (incorporated by
                    reference to Exhibit 28.1 to the Form S-18)
    99.2   *        United States Letters Patent for Method and Apparatus for
                    Providing Destination and Vehicle Function Information to an
                    Automatic Guided Vehicle (Patent No. 4,780,817; Date of
                    Patent 10/25/88) (incorporated by reference to Exhibit 28.2 to the Form S-18)
    99.3   *        United States Patent and Trademark Office Notice of
                    Recordation of Assignment Document for United States Letters
                    Patent for Automatic Guided Vehicle Traffic Control System
                    and Method (Document Date 02/19/88) (incorporated by
                    reference to Exhibit 28.3 to the Form S-18)
    99.4   *        Canadian Letters Patent for Apparatus and Method for Optical
                    Guidance System for Automatic Guided Vehicle (Patent No.
                    1,236,132; Date of Patent 05/17/88) (incorporated by
                    reference to Exhibit 28.4 to the Form S-18)
    99.5   *        United States Letters Patent for Automatically Guided
                    Vehicle Having Steering Mechanism for Enabling Vehicle to
                    Follow Guidance Wire (Patent No. 4,729,449; Date of Patent
                    03/08/88) (incorporated by reference to Exhibit 28.5 to the
                    Form S-18).
    99.6   *        United States Letters Patent for Apparatus and Method for
                    Optical Guidance System for Automatic Guided Vehicle (Patent
                    No. 4,626,995; Date of Patent 12/02/86) (incorporated by
                    reference to Exhibit 28.6 to the Form S-18)
    99.7   *        United States Certificate of Registration of Trademark
                    POWERWAY (No. 2,323,133; Date of Registration 02/29/2000)
                    (incorporated by reference to Exhibit 99.7 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)

   Exhibit No.                                  Description
   -----------                                  -----------
    99.8   *        United States Certificate of Registration of Trademark
                    TRANSBOTICS (No. 2,740,372; Date of Registration 07/22/2003)
                    (incorporated by reference to Exhibit 99.8 to the Company's
                    Form 10-KSB for fiscal year ended November 30, 2003)

       * Certain of the exhibits to this Report, indicated by an asterisk, are hereby incorporated by reference to other documents on file with the Commission, with which they are filed in fact, to be a part hereof as of their respective dates.